SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such Notification of Registration submits the following information:

Name: Morgan Stanley Global Long/Short Fund P

Address of Principal Business Office (No. & Street, City, State, and Zip Code):

One Tower Bridge

100 Front Street, Suite 1100

West Conshohocken, Pennsylvania 19428-2881

Telephone Number (including area code): 610-260-7600

Name and Address of Agent for Service of Process:

Arthur J. Lev, Esq.

Mailing Address:

522 Fifth Avenue

New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and State of New York on the 16th day of July, 2007.

MORGAN STANLEY GLOBAL LONG/SHORT FUND P

By:	/s/ RONALD E. ROBISON
Ronald E. Robison

Attest:

/s/ MARY E. MULLIN
Mary E. Mullin